Exhibit 107

CALCULATION OF FILING FEE TABLES

FORM S-8

JANEL CORPORATION
(Exact name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities
Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.001 per share	(3)	100,000	$47.00	$4,700,000	$92.70 per $1,000,000	$435.69
Total Offering Amounts				--	$4,700,000	--	$435.69
Total Fees Previously Paid				--	--	--	--
Total Fee Offsets				--	--	--	--
Net Fee Due				--	--	--	$435.69

(1)
Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement covers 100,000 shares of common stock, par value $.001 per share (“Common Stock”), of Janel Corporation, a Nevada corporation (the “Company”), issuable pursuant to the Janel Corporation 2017 Equity Incentive Plan (the “2017 Plan”). In addition, this registration statement also covers any additional shares of Common Stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of outstanding shares of Common Stock.

(2)
Represents the shares of Common Stock which may be issued upon the exercise of stock options to purchase shares of common stock granted under the 2017 Plan plus such additional number of Shares as may become issuable by operation of the anti-dilutional provisions of the 2017 Plan.

(3)
Estimated solely for purposes of determining the registration fee.  The proposed offering price per share and the maximum aggregate offering price are computed pursuant to Rule 457(h) of the Securities Act based upon the average of the high and low market prices of the Registrant’s common stock shares as reported on the OTC Pink Tier as of April 1, 2022 in accordance with Rule 457(c) of the Securities Act.